EXHIBIT 11

NB CAPITAL CORPORATION
COMPUTATION OF EARNINGS PER SHARE
(in thousand of US dollars, except per share amounts)

		Three-month period ended March 31, 2006	Three-month period ended March 31, 2005
Net income		$8,112	$8,400
Deduct: Senior preferred stock and series A preferred stock dividends		6,270	6,268
	(A)	$1,842	$2,132
Common share outstanding	(B)	100	100

Earning per share	(A/B)	$18	$21